Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the use of our reports dated February 24, 2021, with respect to the consolidated financial statements of Gartner, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting, incorporated herein by reference in the Registration Statement on Form S-8, which appear in Gartner, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020.
Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification (ASC) Topic 842, Leases.

/s/ KPMG LLP
New York, New York
August 4, 2021